July 3, 2013
VIA EDGAR SUBMISSION

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Arcos Dorados Holdings Inc.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 001-35129

Dear Mr. Shenk:

On behalf of Arcos Dorados Holdings Inc. (the “Company”), I hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 24, 2013 in connection with the above referenced Annual Report on Form 20-F (the “20-F”).

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in the Company’s responses are to pages in the as-filed version of the 20-F.

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Form 20-F for Fiscal Year Ended December 31, 2012
Item 5: Operating and Financial Review and Prospects
Operating Results, page 51

1.
We note that the reorganization effective January 1, 2013 resulted in the Colombia and Venezuela operations becoming part of the Caribbean division. Please tell us in more detail the reason(s) for the change in structure. Also tell us why the operations will report to a headquarters in Colombia and not to the division’s current management based in Puerto Rico.

Response

We respectfully inform the Staff that the change in the structure of the Caribbean and SLAD divisions was made in order to balance their relative weight in terms of number of restaurants and revenues. In addition, Colombia and Venezuela are closer to the Caribbean than to Buenos Aires (where the SLAD division's management is based), and the change in the structure will contribute to making tasks such as traveling easier from a management point of view. We also respectfully inform the Staff that the Caribbean headquarters were moved from Puerto Rico to Colombia and this is the reason why the operations of Colombia and Venezuela are now reporting to the divisional management based in Colombia instead of reporting to Puerto Rico. We believe that the change in the location of the headquarters of our Caribbean division will serve to further promote the significant growth potential that we see in Colombia.

2.	We note that the Caribbean and NOLAD divisions incurred operating losses in 2012 and 2011 despite increases in total revenues. Please explain to us the reason(s) for the incurred losses.

Response

We respectfully inform the Staff that the Caribbean and NOLAD divisions incurred operating losses in 2012 and 2011 as a result of the poor performances of certain markets. We respectfully inform the Staff that the operating losses incurred by NOLAD are primarily the result of losses in Mexico while the operating losses incurred by the Caribbean division are primarily the result of losses in Puerto Rico and the U.S. Virgin Islands of St. Croix and St. Thomas.

We also respectfully inform the Staff that NOLAD improved its performance in 2012 when compared to 2011, but such improvement, although significant, was not sufficient to revert the trend of losses of the division. Our operating losses in NOLAD in 2012 decreased by $3.2 million when compared to 2011 primarily as a result of revenue growth, food and paper efficiencies as a percentage of sales and a decrease in general and administrative expenses, partially offset by an increase in payroll and employee benefits as a percentage of sales and increases in other operating expenses.

We also respectfully inform the Staff that the operating losses of the Caribbean division remained stable in 2012 when compared to 2011 primarily as a result of efficiencies in payroll and employee benefits as a percentage of sales and despite a decrease in revenues from franchised restaurants and an increase in other operating expenses.

Notes to the Consolidated Financial Statements
Note 3: Summary of Significant Accounting Policies
Post-employment benefits, page F-13

3.
Please explain to us your current and expected future accounting for the requirements under LOTTT, including the timing, recognition, and measurements of amounts recorded and the basis for your accounting under GAAP.

Response

We respectfully inform the Staff that the employee benefits arising from LOTTT are considered non-retirement post-employment benefits subject to the provisions of ASC 712, because they are benefits provided by the Company to all workers who leave the job for any reason, after active employment but before retirement.

In accordance with ASC 712-10-25-4 and 710-10-25-1, we recognize a liability for these employee benefits since all of the following criteria are met:

▪	The employees' rights to receive the benefits are attributable to services already rendered;

▪	The employees' rights are cumulative;

▪	The payment of the benefits is probable; and

▪	The expected cost of providing the benefits can be reasonably estimated.

Following ASC 712-10-35-1, we referred to ASC 715-30 for guidance in measuring these post-employment obligations, similar to pension benefits. We obtained an actuarial valuation to measure the post-employment benefits obligation.

As the post-employment obligation under LOTT must be computed retroactively based on services rendered in periods prior to the effective date of the new law, the portion of the liability related to prior service periods was recorded as unrecognized prior service costs within “Accumulated other comprehensive income”. Unrecognized prior service costs are being amortized to income and recorded as an expense following ASC 715-30-35-11 by assigning an equal amount to each future service period of each active employee who is expected to receive benefits under the plan.

At December 31, 2012, the accumulated post-employment obligation was $2.5 million, of which $1.8 million was related to unrecognized prior service costs. During fiscal year 2012, we recognized $0.7 million as an expense within “General and administrative expenses” in connection with this obligation. The expected average future service period for active employees at December 31, 2012 was 4 years.

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In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at (5411) 4711-2059.

Very truly yours, /s/ German Lemonnier
Name: German Lemonnier Title: Chief Financial Officer

cc:	Juan David Bastidas, General Counsel, Arcos Dorados Holdings Inc.
Maurice Blanco, Davis Polk & Wardwell LLP
Fernando Paci, Ernst & Young

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